EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Second Quarter		First Six Months
	2014	2013	2014	2013
Computation of Earnings:
Income before income taxes	$266	$246	$421	$330
Add:
Interest expense	30	25	58	51
Amortization of debt premium/discount and expenses	—	—	1	1
Interest portion of rent expense	6	9	12	17
Earnings as adjusted	$302	$280	$492	$399
Computation of Fixed Charges:
Interest expense	$30	$25	$58	$51
Amortization of debt premium/discount and expenses	—	—	1	1
Interest portion of rent expense	6	9	12	17
Fixed charges	$36	$34	$71	$69
Ratio of Earnings to Fixed Charges(A)	8.23	8.18	6.86	5.79
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(A)	Ratios were calculated prior to rounding to millions.